

February 11, 2025

Ameet Patel
Principal Executive Officer
Bally's Chicago, Inc.
100 Westminster Street
Providence, RI 02903

> **Re: Bally's Chicago, Inc.**
> **Amendments No. 4 and 5 to**
> **Registration Statement on Form S-1**
> **Filed January 29, 2025 and January 31, 2025**
> **File No. 333-283772**

Dear Ameet Patel:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2025 letter.

Amendment to Form S-1

General

1. We note the disclosure that the Host Community Agreement requires that 25% of Bally's Chicago OpCo's equity be owned by individuals that are women or Minorities or woman- or Minority-owned and controlled entities no later than 12 months following the effective date of the agreement, or such later date as may be determined by the City of Chicago. Please revise to clarify the effective date of the agreement, and if more than 12 months have passed from the effective date, whether the City of Chicago has agreed to a later date. If so, please file any amendment or agreement relating to this extension as an exhibit. In addition, we note the disclosure that in the event less than $250 million in aggregate amount of gross proceeds from Class A

Interests and corresponding Subordinated Loans are received in this offering and the concurrent private placement transactions, Bally's Corporation intends to cause Bally's Chicago HoldCo to provide additional funding to Bally's Chicago Inc. in an amount equal to such shortfall, which may include purchasing class A interests. Please clarify how the inability to raise the full amount in this offering and additional funding by Bally's Chicago HoldCo would impact compliance with the Host Community Agreement and any associated risks.

2. We note several legal challenges commenced against you in connection with this offering. Please revise the registration statement to provide disclosure relating to these challenges, including risk factor disclosure and legal proceedings under Item 103 of Regulation S-K. Please also discuss the potential outcomes of the challenges and any potential impacts upon investors in this offering and on the company. Your disclosure should address specifically the potential outcomes of any litigation including, without limitation, the effect on the Host Community Agreement, including any limits on the enforceability of the agreement and, if the agreement could be terminated, the specific impact of such termination on the company; the potential impact on your gambling license or renewal; and the specific impacts on the offering and on the company, economic or otherwise, in the event of an adverse judgment. Please ensure your disclosure addresses potential outcomes that may occur either before or after closing of the offering.

Prospectus Summary
Permanent Casino and Resort Illustrative Examples of Performance Based on Various Assumptions, page 6

3. We note your response to prior comment 2 that you are unable to provide a meaningful or reasonably accurate calculation or estimation of expenses. Given your response, it is unclear how the AGR numbers provided as illustrative examples represent a full and balanced presentation to investors. Please revise or advise.

Support Letter , page 17

4. We note your disclosure that you obtained a support letter in January 2025 from Bally's Corporation as they committed to fund all of your operating, investing, and financing activities through at least December 31, 2026. Please tell us in greater detail why you believe that you will be sufficiently capitalized through the fourth quarter of 2027, as disclosed on pages 15 and 151.

The Offering
Transfer Restrictions, page 39

5. We note your revisions in response to prior comment 4; however, it remains unclear how and when the Class A-1, A-2 and A-3 Interests will be converted into Class A-4 Interests, including whether they will be converted on a class basis upon payment of the subordinated loans attributable to such class or only when the subordinated loans for all classes have been repaid. Please clarify.

Unaudited Pro Forma Condensed Consolidated Financial Information
2. Offering and Transaction Accounting Adjustments, page 115

6.   Please revise footnote (c) to disclose the maturity date of the promissory notes to Bally's Chicago HoldCo that will bear interest at a rate equal to 11.0% per annum.

      Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Senet Bishoff, Esq.